THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(5)
                                                             File No.: 333-83958

PROSPECTUS SUPPLEMENT (Subject to Completion) Issued October 7, 2002

(To Prospectus dated May 6, 2002)

                               15,000,000 Shares

                               TECO Energy, Inc.

                                  COMMON STOCK

                               ------------------

TECO ENERGY, INC. IS OFFERING 15,000,000 SHARES OF ITS COMMON STOCK.

                               ------------------

OUR COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "TE." ON OCTOBER 4, 2002, THE LAST REPORTED SALE PRICE OF OUR COMMON STOCK WAS $14.60 PER SHARE.

                               ------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT.

                               ------------------

                             PRICE $       A SHARE

                               ------------------

                                                                             UNDERWRITING
                                                           PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                                            PUBLIC            COMMISSIONS         TECO ENERGY
                                                       -----------------   -----------------   -----------------
Per Share............................................        $                   $                   $
Total................................................        $                   $                   $

TECO Energy, Inc. has granted the underwriters the right to purchase up to an additional 2,250,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver shares to purchasers on
October   , 2002.

                               ------------------

                                 MORGAN STANLEY

     UBS WARBURG    BANC OF AMERICA SECURITIES LLC    SALOMON SMITH BARNEY

                             ROBERT W. BAIRD & CO.

            CREDIT LYONNAIS SECURITIES    SG COWEN    TD SECURITIES

October   , 2002

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS SUPPLEMENT......    ii
PROSPECTUS SUPPLEMENT SUMMARY.........   S-1
RISK FACTORS..........................   S-6
USE OF PROCEEDS.......................  S-14
CAPITALIZATION........................  S-14

                                        PAGE
                                        ----
SELECTED HISTORICAL FINANCIAL
  INFORMATION.........................  S-15
DIVIDENDS AND PRICE RANGE.............  S-18
UNDERWRITERS..........................  S-19
LEGAL MATTERS.........................  S-21

                                   PROSPECTUS

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS.................    1
RISK FACTORS..........................    1
FORWARD-LOOKING STATEMENTS............    1
TECO ENERGY...........................    2
RATIOS OF EARNINGS TO FIXED CHARGES
  AND PREFERRED STOCK DIVIDENDS.......    2
DESCRIPTION OF DEBT SECURITIES........    3
DESCRIPTION OF PREFERRED STOCK........    8
DESCRIPTION OF COMMON STOCK...........    9
ANTI-TAKEOVER EFFECTS OF OUR ARTICLES
  OF INCORPORATION AND BYLAWS, FLORIDA
  LAW AND OUR RIGHTS PLAN.............   10

                                        PAGE
                                        ----
DESCRIPTION OF STOCK PURCHASE
  CONTRACTS AND STOCK PURCHASE
  UNITS...............................   11
DESCRIPTION OF WARRANTS AND OTHER
  PURCHASE RIGHTS.....................   11
USE OF PROCEEDS.......................   13
PLAN OF DISTRIBUTION..................   13
LEGAL MATTERS.........................   14
EXPERTS...............................   14
WHERE YOU CAN FIND MORE INFORMATION...   15

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED, OR INCORPORATED BY REFERENCE, IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION CONTAINED, OR INCORPORATED BY REFERENCE, IN THIS DOCUMENT MAY BE ACCURATE ONLY AS OF THE DATE OF THIS DOCUMENT REGARDLESS OF THE TIME OF DELIVERY OF THIS DOCUMENT OR ANY SALE OF COMMON STOCK.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is the prospectus supplement, which describes the specific details of this offering and certain other matters relating to us and our financial condition. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, some of which does not apply to the common stock we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

     This prospectus supplement contains forward-looking statements, including our disclosure in "PROSPECTUS SUPPLEMENT SUMMARY -- Recent Developments" regarding our outlook for 2002 and our 2003 plan. For a further description of these statements and a discussion of the factors that may cause our actual results to differ materially from these statements, see "Forward-Looking Statements" in the accompanying prospectus and the "Risk Factors" beginning on page S-6. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" below.

     In this prospectus supplement, "we", "our", "ours" and "us" refer to TECO Energy, Inc. unless the context otherwise requires.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary contains basic information that is important to you in deciding whether to invest in our common stock. This summary is not complete and does not contain all of the information that you should consider.
                                  TECO ENERGY

     OVERVIEW. We are an electric and gas utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935, with important unregulated activities. We have a balance of regulated utility companies in the growing Florida market and profitable unregulated companies. Our unregulated businesses include independent power generation and distribution, marine transportation, coal mining, coalbed methane gas production, the marketing of natural gas, energy and engineering services and, indirectly, the sale of propane gas. The following describes our principal operations.

     - TAMPA ELECTRIC COMPANY provides electric energy and related services to over 588,000 residential, commercial and industrial customers in its West Central Florida service area covering approximately 2,000 square miles, including the City of Tampa and the surrounding areas. Tampa Electric has a total net winter generating capacity of approximately 3,619 megawatts in operation. It is in the process of repowering an older coal-fired station to become a combined-cycle natural gas-fired facility. The repowering is expected to add 692 megawatts of generating capacity by 2004, significantly reduce emissions and enhance fuel diversity.

     - PEOPLES GAS SYSTEM is Florida's leading provider of natural gas. With a presence in most of Florida's major metropolitan areas, it serves over 276,000 residential and commercial customers. In early 2000, Peoples Gas completed a major expansion into Southwest Florida to market natural gas to a previously unserved high growth area of the state. Peoples Gas is continuing its expansion into other areas of Florida previously unserved by natural gas.

     - TECO POWER SERVICES, through its subsidiaries, develops, builds, owns and operates electric generation facilities and electric distribution and transmission facilities primarily in the United States and Central America. It has net ownership interests in more than 4,600 net megawatts of generating capacity in operation or under construction and approximately 1,200 megawatts in projects for which construction has been deferred as follows:

                                         GROSS PLANT     TPS        TPS NET     IN-SERVICE OR
                                            SIZE       ECONOMIC   PLANT SIZE    PARTICIPATION
         PROJECT             LOCATION    (MEGAWATTS)   INTEREST   (MEGAWATTS)      DATE(1)
         -------            -----------  -----------   --------   -----------   -------------
OPERATING(2)
Alborada Power Station*...  Guatemala          78         96%           75              9/95
Hardee Power Station*.....  Florida           370        100%          370        1/93, 5/00
Commonwealth
  Chesapeake*.............  Virginia          312        100%          312        9/00, 8/01
Hamakua Energy Project*...  Hawaii             60         50%           30       8/00, 12/00
San Jose Power Station*...  Guatemala         120        100%          120              1/00
Empresa Electrica de
  Guatemala, S.A. (EEGSA)
  (a distribution
  utility)................  Guatemala         N/A         24%          N/A              9/98(3)
Frontera Power Station....  Texas             477        100%          477        5/00, 3/01(3)
                                            -----                    -----
         Sub-total........                  1,417                    1,384
UNDER CONSTRUCTION
Union*....................  Arkansas        2,200           (4)      1,650        11/02-5/03
Gila River*...............  Arizona         2,145           (4)      1,609         4/03-8/03
Dell*.....................  Arkansas          599        100%           (5)               (5)
McAdams*..................  Mississippi       599        100%           (5)               (5)
                                            -----                    -----
         Sub-total........                  5,543                    3,259
                                            -----                    -----
         TOTAL............                  6,960                    4,643

---------------
 * These facilities are, or upon completion of construction will be, operated by TECO Power Services or its affiliates.
(1) Unless otherwise indicated, each date appearing in this column is an in-service date. Where more than one in-service date appears, this indicates when different phases of the project went into operation. For projects under construction, a range of dates indicates when we anticipate the project will go into service under our current business plan.
(2) Does not include TECO Power Services' investment in the Odessa and Guadalupe power stations, which is currently in the form of a loan to a subsidiary of Panda Energy International. TECO Power Services is currently evaluating its options with respect to continuing its interest in these projects. See "RISK FACTORS -- TECO Power Services' existing and planned power plants are affected by market conditions, and TECO Power Services may not be able to sell power at prices that enable it to recover its investments in the plants." on page S-8.
(3) Dates on which TECO Power Services acquired its economic interest in the project.
(4) Based on the effect of the assumed preferred return, TECO Power Services' effective economic interest is estimated at 75%.
(5) Completion of this project has been deferred.

     - TECO TRANSPORT is a marine transportation business that, through its subsidiaries, operates a U.S.-flag fleet of oceangoing vessels, a river barge fleet and a dry bulk commodity transfer and storage deep water terminal. Its business primarily includes the movement of commodities via domestic inland rivers, the Gulf of Mexico and the Caribbean, and to worldwide markets, including South America, Asia, Africa and Europe.

     - TECO COAL, through its subsidiaries, owns and operates several low-sulfur coal mines and handling facilities in Virginia, Kentucky and Tennessee. It expects to mine and ship approximately 9 million tons of coal in 2002 for sale to domestic and European steel companies, as well as domestic utilities and industrial customers. In addition, it owns and operates two synthetic fuel production facilities that qualify under existing rules for Section 29 tax credits for non-conventional fuel production through 2007. We have announced our intention to monetize a material portion of these Section 29 tax credits.

     - TECO COALBED METHANE extracts naturally occurring methane gas from seams in the coal beds of Alabama's Black Warrior Basin. It has approximately 682 producing wells, all of which qualify under existing rules for
       Section 29 tax credits on non-conventional fuel production through 2002. It had proven reserves estimated at 167 billion cubic feet as of December 31, 2001. As part of the Company's current plan, with the tax credits expiring in 2002, TECO Energy plans to sell its interest in TECO Coalbed Methane by year end.

     - TECO SOLUTIONS supports TECO Energy's strategy of offering customers a comprehensive and competitive package of energy services and products with its Florida operations focus. Through various operating subsidiaries, TECO Solutions delivers customized energy-efficient design and new construction, operations and maintenance projects for commercial and public sector clients. In addition, TECO Gas Services and Prior Energy Corp., our gas marketing companies, provide gas management and marketing services for large municipal, industrial, commercial and power generation customers. TECO Solutions also holds an indirect investment in Heritage Propane Partners L.P., a publicly traded propane gas business.

                              RECENT DEVELOPMENTS

OUTLOOK FOR 2002 AND 2003

     In September 2002, we announced that we expect 2002 earnings-per-share to increase over 2001, and 2002 net income to grow by more than 10 percent. Our business outlook for 2003 focuses on continued growth in our Florida operations, optimizing our independent power investments, minimizing potential earnings volatility and external financing needs while maximizing cash flow to support our capital obligations and maintaining our dividend.

     In September we announced a plan containing the following key elements:

     - capital expenditure reductions estimated at $250 million, which consists of $90 million from deferral of our Dell and McAdams independent power plants, $87 million at Tampa Electric and $73 million at our other companies;

     - monetization of certain Section 29 tax credits related to the production of synthetic fuel at TECO Coal and the coal gasification unit at Tampa Electric's Polk Power Station;

     - sale of our TECO Coalbed Methane gas assets in Alabama; and

     - $250 million of cash from repatriation of cash and non-recourse refinancings on generating facilities in Guatemala and other financial transactions or asset sales.

     The combination of the methane gas asset sale and monetization actions described above under the second and third bullet points is expected to generate more than $400 million, which would more than offset the proceeds previously expected from a non-recourse financing for the Dell, McAdams and Frontera facilities.

     We detailed our outlook and plan in our Current Report on Form 8-K filed on September 25, 2002, which is incorporated by reference into this prospectus and which we encourage you to read. On October 7, 2002, we announced that we are accelerating a portion of our plan and increasing its certainty by using the net proceeds of this common stock offering to virtually eliminate our reliance on the other financial transactions or asset sales identified in the fourth bullet point above. Completion of this offering will reduce the risks associated with executing our plan and reduce our debt-to-capital ratio. All other aspects of the plan remain unchanged and are in process, except that the issuance of additional shares of common stock in this offering will have a dilutive impact on earnings-per-share which we estimate (assuming the issue of 15,000,000 shares in this offering) to be $0.05 in 2002 and $0.10 in 2003 and, accordingly, will reduce the earnings estimates we provided. We are acting to implement the steps in our plan. Offering memoranda for the sale of the TECO Coalbed Methane gas assets and monetization of TECO Coal Section 29 tax credits are available to potential purchasers and investors, and we are seeking to complete both transactions as soon as possible and at least one by year end. We have entered into a letter of intent to monetize Tampa Electric's Polk Power Station coal gasification unit through the sale of the unit to a third party, with Tampa Electric to continue to operate the unit and purchase its synthetic fuel output. Negotiations of definitive agreements to implement the letter of intent are in progress. We also are proceeding with plans for repatriation of cash and non-recourse refinancings on our Guatemala generating facilities.

     On October 2, 2002, we announced that TECO Power Services entered into a reliability-must-run contract for 150 megawatts of capacity from its Frontera Power Station for the remainder of 2002 with the Electric Reliability Council of Texas (ERCOT). The contract went into effect on October 1, 2002.

CREDIT RATING AGENCY ACTIONS

     On September 23, 2002, Fitch Ratings, and on September 24, Moody's Investor Services, Inc. and Standard & Poor's Ratings Services, Inc., lowered the ratings on our senior unsecured debt to BBB from A-, to Baa2 from A3 and to BBB- from BBB+, respectively. They also lowered the ratings of Tampa Electric's senior unsecured debt to A- from A+, to A2 from A1 and to BBB from A-, respectively, and of TECO Finance's medium-term notes, which are guaranteed by TECO Energy, Inc., to BBB from A-, to Baa2 from A3 and to BBB- from BBB+, respectively. Additionally, Fitch and Moody's have revised their rating outlooks to stable from negative, while the outlook from Standard & Poor's remains negative. The agencies indicated that these downgrades reflect their expectation of negative impacts on our earnings and cash flow measures due to continued price weakness in wholesale power markets.

     The new ratings meet the minimum requirements imposed by our lending arrangements. See "RISK FACTORS -- Our financial condition and ability to access capital and pay dividends may be materially adversely affected by further ratings downgrades." beginning on page S-6 for the consequences of further downgrades.

FINANCING PLAN

     This offering of common stock is part of a two-stage financing plan we intend to implement between now and the end of November 2002. As previously disclosed, the other part of our financing plan, which is not a condition of this offering, is to issue new notes to refinance $200,000,000 of our 7% Remarketable or Redeemable Securities Due 2015 (the ROARS Notes), which we intend to retire. On October 1, 2002, the ROARS Notes were mandatorily tendered to a designated financial intermediary. On that date, an investment bank purchased the ROARS Notes from the financial intermediary at a price of approximately $234.1 million reflecting the value of the notes at their reset interest rate of 12.51%, as determined under the terms of the documents governing the ROARS Notes. We have an agreement with that investment bank that we will either exchange the ROARS Notes held by them for a series of new notes valued at $234.1 million to be issued by us in an underwritten offering with that investment bank or, absent such exchange on or before November 26, 2002, repurchase the ROARS Notes for $234.1 million in cash. If we are required to repurchase the ROARS Notes, we would use available cash. Our estimate of net income for 2002 assumes that we will successfully complete the exchange of notes on terms that qualify as a debt-for-debt exchange for accounting purposes. If we are not successful in doing so, we will have to record a charge to earnings for the repurchase premium of approximately $34.1 million plus any fees paid to the investment bank.

PRELIMINARY THIRD QUARTER RESULTS

     On October 7, 2002, we announced our preliminary third quarter results, which are shown in the summary information below. Third quarter results include $6 million in after-tax income from a settlement agreement with the Electric Reliability Council of Texas (ERCOT) relating to amounts due for ancillary services provided by TECO Power Services' Frontera Power Station in the second quarter and a $3.0 million after-tax charge for an aircraft leased to US Airways by our TECO Investments subsidiary. The ERCOT settlement agreement has been executed, subject to ERCOT board approval. Because of our announced intention and initiation of our plan to sell the TECO Coalbed Methane business, that business is shown as discontinued operations effective with the third quarter results.

                                              THREE MONTHS      NINE MONTHS      TWELVE MONTHS
                                             ENDED 9/30/02     ENDED 9/30/02     ENDED 9/30/02
                                             --------------   ---------------   ---------------
                                              2002    2001     2002     2001     2002     2001
                                             ------   -----   ------   ------   ------   ------
                                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net income from continuing operations......  $112.8   $90.8   $263.6   $214.7   $322.7   $265.7
Net income (loss) from discontinued
  operations...............................     6.1     6.5     16.4     24.2     22.1     31.1
                                             ------   -----   ------   ------   ------   ------
Net income.................................   118.9    97.3    280.0    238.9    344.8    296.8
                                             ======   =====   ======   ======   ======   ======
Earnings per share from continuing
  operations -- basic......................    0.72    0.67     1.80     1.61     2.23     2.02
Earnings per share from continuing
  operations -- diluted....................    0.72    0.66     1.80     1.60     2.23     2.00
Earnings per share -- basic................    0.76    0.72     1.91     1.79     2.38     2.26
Earning per share -- diluted...............    0.76    0.71     1.91     1.78     2.38     2.24
-----------------------------------------------------------------------------------------------
Average common shares
  outstanding -- basic.....................   156.1   136.0    146.4    133.0    144.6    131.4
Average common shares
  outstanding -- diluted...................   156.1   136.9    146.7    134.1    144.9    132.4

                                  THE OFFERING

Common stock offered by us....   15,000,000 shares

Common stock to be outstanding
after this offering...........   171,205,077 shares (173,455,077 shares if the
                                 over-allotment option is exercised in full)(1)

Use of proceeds...............   We will use the net proceeds from the sale of
                                 common stock to repay short-term debt.

Current indicated annual
dividend rate per share.......   $1.42(2)

New York Stock Exchange
symbol........................   TE

---------------

(1) The number of shares to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2002 and excludes 6,644,893 shares issuable upon exercise of options outstanding as of September 30, 2002 and an additional 4,535,097 shares reserved for issuance under our equity incentive plans and director equity plans.

(2) Based upon the current quarterly dividend rate of $0.355 annualized. Future dividends will be declared and paid at the discretion of the Board of Directors and will depend on our future earnings, financial condition and other factors.

                                  RISK FACTORS

     In deciding whether to purchase our common stock, you should consider carefully the following factors that could cause our operating results and financial condition to be materially adversely affected.

FINANCING RISKS

WE HAVE SUBSTANTIAL INDEBTEDNESS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND FINANCIAL FLEXIBILITY.

     To support our growth to date, we have significantly expanded our indebtedness. This increase in debt levels has increased the amount of fixed charges we are obligated to pay. The level of our indebtedness and restrictive covenants contained in our debt obligations could limit our ability to obtain additional financing or refinance existing debt.

     Some of our debt obligations contain financial covenants related to debt-to-capital ratios and interest coverage that could prevent the repayment of subordinated debt and the payment of dividends if those payments would cause a violation of the covenants. Specifically, TECO Energy's and Tampa Electric's credit facilities and the financing arrangements of TECO Power Services' Gila River and Union Power projects require that at each quarter-end our (or Tampa Electric's, in the case of the Tampa Electric facility) debt-to-capital ratio, as defined in the applicable agreements, not exceed 65%. Similarly, certain long-term debt at Peoples Gas System contains a prohibition on the incurrence of funded debt if Tampa Electric Company's debt-to-capital ratio, as defined in the applicable agreement, exceeds 65%. The Peoples Gas debt also carries a Tampa Electric Company interest coverage requirement, as defined in the applicable agreement, of 2.0 times or greater for four consecutive quarters, and the TECO Power Services financing arrangements require a TECO consolidated interest coverage, as defined in the applicable agreement, equal to or exceeding 3.0 times for the twelve-month period ended each quarter. At June 30, 2002, Tampa Electric Company's and our debt-to-capital ratios, as applicable, were 41.9% and 54.9%, respectively, and interest coverage, as applicable, was 4.8 times and 4.0 times, respectively. Our failure to comply with any of these covenants, as well as our ratings maintenance covenants discussed below, or to meet our payment obligations, could result in an event of default which, if not cured or waived, could result in the acceleration of other outstanding debt obligations. We may not have sufficient working capital or liquidity to satisfy our debt obligations in the event of an acceleration of all or a significant portion of our outstanding obligations. Additionally, such an acceleration would also affect our ability to pay dividends. Furthermore, if we had to defer interest payments on our subordinated notes that support the distributions on our outstanding trust preferred securities, we would be prohibited from paying cash dividends on our common stock until all unpaid distributions on the subordinated notes were made.

     We also incur obligations in connection with the operations of our subsidiaries and affiliates, which do not appear on our balance sheet, including in connection with the development of power projects by unconsolidated affiliates. These obligations take the form of guarantees, letters of credit and contractual commitments, as we describe in the sections titled "Off Balance Sheet Financing" and "Liquidity, Capital Resources" of the "Management's Discussion & Analysis of Financial Condition & Results of Operations" section of our periodic reports filed with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2001. In addition, our unconsolidated affiliates from time to time incur non-recourse debt to finance their power projects. Although we are not obligated on that debt, our investments in those unconsolidated affiliates and our commitments with respect to their power projects are at risk if the projects are not successfully developed.

OUR FINANCIAL CONDITION AND ABILITY TO ACCESS CAPITAL AND PAY DIVIDENDS MAY BE MATERIALLY ADVERSELY AFFECTED BY FURTHER RATINGS DOWNGRADES.

     On September 23, 2002, Fitch Ratings lowered the ratings on our senior unsecured debt to BBB from A-. On September 24, 2002 Moody's Investor Services, Inc. and Standard & Poor's Ratings Services, Inc. lowered their ratings on our senior unsecured debt to Baa2 from A3 and to BBB- from BBB+, respectively. The agencies also lowered the ratings on other of our securities, as well as those of TECO Finance and

Tampa Electric. The rating outlook from Fitch and Moody's has been revised to stable from negative, while the outlook from Standard & Poor's remains negative.

     These downgrades and any future downgrades may affect our ability to borrow and may increase our financing costs, which may decrease our earnings. We are also likely to experience greater interest expense than we may have otherwise if, in future periods, we replace maturing debt with new debt bearing higher interest rate spreads due to our lower credit ratings. In addition, such downgrades could adversely affect our relationships with customers and counterparties.

     In addition to affecting our cost of borrowing, our lower credit ratings may affect the amount of indebtedness, types of financing structures and debt markets that are available to us. For example, TECO Energy, through TECO Finance, and Tampa Electric have historically accessed the commercial paper markets to satisfy the short-term borrowing requirements of our unregulated and regulated operations, respectively. The recent ratings actions by Standard & Poor's have limited our access to the commercial paper markets at TECO Energy, through TECO Finance, although Tampa Electric continues to retain access to the commercial paper market. We are currently utilizing our TECO Energy credit facility for our short-term borrowing needs. TECO Energy's $700 million credit facility has renewal dates of November 13, 2002 for half of the facility and of November 13, 2004 for the remaining half. Tampa Electric's $300 million facility is up for renewal on November 13, 2002. We cannot assure you that we will be able to renew these facilities or, if we do, on what terms. If the commitments that expire on November 13, 2002 are not renewed, the balances outstanding under those facilities on that date may be converted to one-year term loans at the option of TECO Energy and Tampa Electric, respectively. In order to utilize the credit facilities, we must meet the required debt-to-capital ratio referred to above. We have implemented a plan of cash flow preservation and generation, which, in addition to normal operating cash generation, includes sales of certain assets, capital expenditure reductions and other financial transactions. This plan is designed to cover our cash needs, but we cannot be sure that it will be sufficient to cover any liquidity shortfall.

     We have guaranteed $500 million in fully-drawn equity bridge facilities and a balance of approximately $100 million (net of estimated available reserves for contingencies) in equity commitments as of September 30, 2002 for the construction of the Gila River and Union Power projects. In addition, we are the guarantor of the contractor's obligations under the construction contracts for these two projects. Our guarantees of the equity bridge facilities, the equity contribution agreements and the construction contract guaranty for those projects require that we maintain senior unsecured credit ratings from Moody's and Standard & Poor's of not less than ratings of BBB and Baa3 or ratings of BBB- and Baa2. Our current ratings referred to above are at the minimum required level. A further downgrade from either Standard & Poor's or Moody's would trigger a failure to meet that requirement, thereby requiring the delivery of letters of credit, which we estimate currently could approximate $700 million, to secure the obligations. The amount of the letters of credit that would be required to be delivered declines as equity is contributed to the projects and the levels of construction completion increase. If we are required to post letters of credit in that amount, we would engage in discussions with the lenders to negotiate arrangements to meet that commitment. If we were unsuccessful, we would need to find alternate means of meeting that obligation, and we cannot assure you that we would be able to do so. The failure to deliver such letters of credit within the time allotted would constitute an event of default under the terms of the credit facilities and the construction guaranty relating to the Gila River and Union Power projects.

IF WE ARE UNABLE TO REDUCE CAPITAL EXPENDITURES OR SUCCESSFULLY COMPLETE PLANNED MONETIZATION AND OTHER TRANSACTIONS TO THE EXTENT ANTICIPATED, OUR FINANCIAL CONDITION AND RESULTS COULD BE ADVERSELY AFFECTED.

     Part of our business plan for 2003 includes reducing previously anticipated capital expenditures by approximately $250 million in order to maximize cash flows and reduce the need for external financings. We cannot assure you that we will be successful in achieving reductions in that amount. Our business plan also includes plans to monetize material amounts of our Section 29 tax credits related to TECO Coal's synthetic fuel production capability and Tampa Electric's Polk Power Station's coal gasification unit, to sell our TECO Coalbed Methane business, to realize cash from repatriation and non-recourse refinancings on generating facilities in Guatemala. We cannot be certain, however, that we will find purchasers or realize the expected value of these transactions with the anticipated impact on our cash flow position. Depending on the success of these planned expenditure reductions and monetization transactions, we may need to seek external financings, which, in the case of debt financings, could adversely affect our balance sheet strength and apply downward pressure on our credit ratings, and in the case of equity financings, could have a dilutive effect to our equity holders and our earnings-per-share results.

BECAUSE WE ARE A HOLDING COMPANY, WE ARE DEPENDENT ON CASH FLOW FROM OUR SUBSIDIARIES, WHICH MAY NOT BE AVAILABLE IN THE AMOUNTS AND AT THE TIMES WE NEED IT.

     We are a holding company and dependent on cash flow from our subsidiaries to meet our cash requirements that are not satisfied from external funding sources. Some of our subsidiaries have indebtedness containing restrictive covenants which, if violated, would prevent them from making cash distributions to us. In particular, Tampa Electric Company's first mortgage bonds contain restrictions on distributions on its common stock, and certain long-term debt at Tampa Electric Company's Peoples Gas System division prohibits payment of dividends to TECO Energy if Tampa Electric Company's consolidated shareholders' equity is not at least $500,000,000. At June 30, 2002, Tampa Electric Company's unrestricted retained earnings available for dividends on its common stock were approximately $199 million and its consolidated shareholders' equity was approximately $1.8 billion. Also, our wholly-owned subsidiary, TECO Diversified, the holding company for TECO Transport, TECO Coal, TECO Coalbed Methane and TECO Solutions, has a guaranty related to a coal supply agreement that could limit the payment of dividends to TECO Energy.

WE ARE VULNERABLE TO INTEREST RATE CHANGES AND MAY NOT HAVE ACCESS TO CAPITAL AT FAVORABLE RATES, IF AT ALL.

     Changes in interest rates and capital markets generally affect our cost of borrowing and access to these markets. We cannot provide any assurance that we will be able to accurately predict the effect those changes will have on our cost of borrowing or access to capital markets.

INDEPENDENT POWER PROJECT RISKS

TECO POWER SERVICES' EXISTING AND PLANNED POWER PLANTS ARE AFFECTED BY MARKET CONDITIONS, AND TECO POWER SERVICES MAY NOT BE ABLE TO SELL POWER AT PRICES THAT ENABLE IT TO RECOVER ITS INVESTMENTS IN THE PLANTS.

     TECO Power Services is currently operating, constructing and investing in power plants that do not currently have long-term contracts for the sale of power. These power plants may sell at least a portion of their power based on market conditions at the time of sale, so TECO Power Services cannot predict with certainty:

     - the amount or timing of revenue it may receive from power sales from operating plants;

     - the differential between the cost of operations (in particular, natural gas prices) and power sales revenue;

     - the effect of competition from other suppliers of power;

     - regulatory actions that may affect market behavior, such as price limitations or bidding rules imposed by the Federal Energy Regulatory Commission (FERC) or reimposition of regulation in power markets;

     - the demand for power in a market served by our plants relative to available supply;

     - the availability of transmission to accommodate the sale of power; or

     - whether TECO Power Services will recover its initial investment in these plants.

At present, several of the wholesale markets supplied by so-called "merchant" power plants are experiencing significant pricing declines due to excess supply and weak economies. Consequently, only a portion of the projected output of TECO Power Services' plants has been hedged for 2003 and 2004. TECO Power

Services' results could be adversely affected if it is unable to sufficiently sell the output of its plants at a premium to forward curve prices or if we need to write off any capital already invested in projects.

     Our forecast assumes that TECO Power Services will manage these risks by:

     - entering into negotiated contracts with power purchasers resulting in higher revenues than the spot market for capacity payments and providing ancillary services for a significant portion of the plants' output;

     - avoiding short positions; and

     - retaining flexibility to defer, if and where possible and advisable, construction of output capacity in a market that has become oversupplied.

     However, we cannot provide assurance as to how successfully we will be able to implement these risk management measures. For instance, in oversupplied markets, entering into forward contracts could be difficult. Also, we have satisfactorily resolved our current dispute with ERCOT by entering into a settlement regarding the amount to be paid to us for our provision of ancillary services, which is subject to the ERCOT board's approval.

     TECO Power Services' position in the Odessa and Guadalupe power stations in Texas is currently in the form of a $137 million loan to a Panda Energy International subsidiary, which is a partner in Texas Independent Energy (TIE). At the end of 2002, either the borrower will repay the loan or the loan will convert to an indirect equity interest in these projects. TECO Power Services is evaluating various options regarding its loan, including renegotiating the terms of the loan, converting into equity and renegotiating the ownership structure, selling TECO Power Services' interest in the projects, or writing-off of the loan amount. Any write-off or charge from a renegotiation or sale would adversely affect our results and has not been included in our estimates for 2002 or 2003.

WE MAY BE UNABLE TO SUCCESSFULLY COMPLETE AND FINANCE CURRENT AND FUTURE PROJECTS ON SCHEDULE AND WITHIN BUDGET.

     TECO Power Services currently has new power generating facilities under construction. The construction of these facilities, as well as any future construction projects, involves risks of shortages and inconsistent qualities of equipment and material, labor shortages and disputes, engineering problems, work stoppages, unanticipated cost increases, and environmental or geological problems. In addition, the development of independent power plants involves considerable risks, including successful siting, permitting, financing and construction, contracting for necessary services, fuel supplies and power sales and performance by project partners. Any of these events could delay a project's construction schedule or increase its costs, which may impact our ability to generate sufficient cash flow and service our related project debt.

OUR MARKETING AND RISK MANAGEMENT POLICIES MAY NOT WORK AS PLANNED, AND WE MAY SUFFER ECONOMIC LOSSES DESPITE SUCH POLICIES.

     We actively manage the market risk inherent in our energy and fuel positions. Nonetheless, adverse changes in energy and fuel prices may result in losses in our earnings or cash flows and adversely affect our balance sheet. Our marketing and risk management procedures may not always be followed or may not work as planned. As a result, we cannot predict with precision the impact that our marketing, trading and risk management decisions may have on our business, operating results or financial position. In addition, to the extent we do not cover the entire exposure of our assets or our positions to market price volatility, or our hedging procedures do not work as planned, fluctuating commodity prices could cause our sales and net income to be volatile.

     Our marketing and risk management activities also are exposed to the credit risk that counterparties to our transactions will not perform their obligations. Should counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements, honor underlying commitments at then-current market prices or otherwise satisfy our obligations on unfavorable terms. In that event, our financial results would likely be adversely affected.

GENERAL BUSINESS AND OPERATIONAL RISKS

GENERAL ECONOMIC CONDITIONS MAY ADVERSELY AFFECT OUR BUSINESSES.

     Our businesses are affected by general economic conditions. In particular, the projected growth in Tampa Electric's service area and in Florida is important to the realization of Tampa Electric's and Peoples Gas System's forecasts for annual energy sales growth. An unanticipated downturn in the local area's or Florida's economy could adversely affect Tampa Electric's or Peoples Gas System's expected performance.

     Our unregulated businesses, particularly TECO Transport, TECO Coal and TECO Power Services, are also affected by general economic conditions in the industries and geographic areas they serve, both nationally and internationally. TECO Power Services' investment in Empresa Electrica de Guatemala, S.A. depends on growth in the relevant service areas and in annual energy sales.

POTENTIAL COMPETITIVE CHANGES MAY ADVERSELY AFFECT OUR GAS AND ELECTRICITY BUSINESSES.

     The U.S. electric power industry has been undergoing restructuring. Competition in wholesale power sales has been introduced on a national level. Some states have mandated or encouraged competition at the retail level and, in some situations, required divestiture of generating assets. While there is active wholesale competition in Florida, the retail electric business has remained substantially free from direct competition. Changes in the competitive environment occasioned by legislation, regulation, market conditions or initiatives of other electric power providers, particularly with respect to retail competition, could adversely affect Tampa Electric's business and its performance.

     The gas distribution industry has been subject to competitive forces for several years. Gas services provided by Peoples Gas System are now unbundled for all non-residential customers. Because Peoples Gas System earns margins on distribution of gas, but not on the commodity itself, unbundling has not negatively impacted Peoples Gas System results. However, future structural changes that we cannot predict could adversely affect Peoples Gas System.

OUR GAS AND ELECTRICITY BUSINESSES ARE HIGHLY REGULATED AND ANY CHANGES IN REGULATORY STRUCTURES COULD LOWER REVENUES OR INCREASE COSTS OR COMPETITION.

     Tampa Electric and Peoples Gas System operate in highly regulated industries. Their retail operations, including the prices charged, are regulated by the Florida Public Service Commission (FPSC), and Tampa Electric's wholesale power sales and transmission services are subject to regulation by the FERC. Changes in regulatory requirements or adverse regulatory actions could have an adverse effect on Tampa Electric's or Peoples Gas System's performance by, for example, increasing competition or costs, threatening investment recovery or impacting rate structure. Our 2003 plan assumes FPSC approval of some level of permanent base rate increase at Peoples Gas System, and we cannot be sure that this approval will be obtained.

OUR BUSINESSES ARE SENSITIVE TO VARIATIONS IN WEATHER AND HAVE SEASONAL VARIATIONS.

     Most of our businesses are affected by variations in general weather conditions and unusually severe weather. Tampa Electric's, Peoples Gas System's and TECO Power Services' energy sales are particularly sensitive to variations in weather conditions. Those companies forecast energy sales on the basis of normal weather, which represents a long-term historical average. Significant variations from normal weather could have a material impact on energy sales. Unusual weather, such as hurricanes, could adversely affect operating costs and sales.

     Peoples Gas System, which has a single winter peak period, is more weather sensitive than Tampa Electric, which has both summer and winter peak periods. Mild winter weather in Florida can be expected to negatively impact results at Peoples Gas System.

     Variations in weather conditions also affect the demand and prices for the commodities sold by TECO Coalbed Methane and TECO Coal, as well as electric power sales from TECO Power Services' merchant power plants. TECO Transport is also impacted by weather because of its effects on the supply of and demand for the products transported. Severe weather conditions could interrupt or slow service and increase operating costs of those businesses.

     Electric power marketing may be seasonal. For example, in some parts of the country, demand for, and market prices of, electricity peak during the hot summer months, while in other parts of the country such peaks occur in the cold winter months. As a result, our power marketing results may fluctuate on a seasonal basis. The pattern of this fluctuation may change depending on the nature and location of the facilities we operate and the terms under which we sell electricity.

COMMODITY PRICE CHANGES MAY AFFECT THE OPERATING COSTS AND COMPETITIVE POSITIONS OF OUR BUSINESSES.

     Most of our businesses are sensitive to changes in coal, gas, oil and other commodity prices. Any changes could affect the prices these businesses charge, their operating costs and the competitive position of their products and services.

     In the case of Tampa Electric, currently fuel costs used for generation are mostly affected by the cost of coal. Future fuel costs will be impacted by the cost of natural gas as well as coal. Tampa Electric is able to recover the cost of fuel through retail customers' bills, but increases in fuel costs affect electric prices and, therefore, the competitive position of electricity against other energy sources.

     Regarding wholesale sales of electricity, the ability to make sales and margins on power sales is currently affected by the cost of coal to Tampa Electric, particularly as it compares to the cost of gas and oil to other power producers.

     In the case of TECO Power Services, results are impacted by changes in the market price for electricity. The profitability of merchant power plants is heavily dependent on the price for power in the markets they serve. Wholesale power prices are set by the market assuming a cost for the input energy and conversion efficiency, but the fixed costs may not be reflected in the price for spot, or excess, power.

     In the case of Peoples Gas System, costs for purchased gas and pipeline capacity are recovered through retail customers' bills, but increases in gas costs affect total retail prices and therefore the competitive position of Peoples Gas System relative to electricity, other forms of energy and other gas suppliers.

     Changes in gas, oil and coal prices directly affect the margins at our unregulated businesses. For example, TECO Coalbed Methane is exposed to commodity price risk through the sale of natural gas. A hypothetical 10% change in any one year in the market price of natural gas would have an estimated earnings impact of $4 million. TECO Coal is exposed to commodity price risk through coal sales. A hypothetical 10% change in the market price of coal in any one year would have an estimated earnings impact of between $15 million and $20 million. TECO Transport is exposed to commodity price risk through fuel purchases. A hypothetical 10% change in the market price of fuel in any one year would have an estimated earnings impact of $1 million.

     Further, natural gas prices can be volatile and, accordingly, when the coalbed methane tax credits expire on December 31, 2002, the earnings from TECO Coalbed Methane will become increasingly difficult to predict. In addition, TECO Coalbed Methane's results are affected by its level of gas production, which is naturally declining. It is expected that production will decline 6 to 9% per year, although actual production levels may be different than those we have assumed. Although we currently have plans to sell TECO Coalbed Methane, until or unless such sale occurs, the performance of that business will affect our consolidated results.

WE RELY ON SOME TRANSMISSION AND DISTRIBUTION ASSETS THAT WE DO NOT OWN OR CONTROL TO DELIVER OUR WHOLESALE ELECTRICITY, AS WELL AS NATURAL GAS. IF TRANSMISSION IS DISRUPTED, OR IF CAPACITY IS INADEQUATE, OUR ABILITY TO SELL AND DELIVER POWER AND NATURAL GAS MAY BE HINDERED.

     We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we sell and purchase for use in our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products and satisfy our contractual and service obligations may be hindered.

     The FERC has issued regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, there is the potential that fair and equal access to transmission systems will not be available or that sufficient transmission capacity will not be available to transmit electric power as we desire. We cannot predict the timing of industry changes as a result of these initiatives or the adequacy of transmission facilities in specific markets.

     In addition, the independent system operators that oversee the transmission systems in certain wholesale power markets have from time to time been authorized to impose price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing business.

THE UNCERTAIN OUTCOME REGARDING THE CREATION OF REGIONAL TRANSMISSION ORGANIZATIONS, OR RTOS, MAY IMPACT OUR OPERATIONS, CASH FLOWS OR FINANCIAL CONDITION.

     Tampa Electric is continuing to make progress towards the development of its RTO, which would independently control the transmission assets of participating utilities in peninsular Florida. Given the regulatory uncertainty of the ultimate timing, structure and operations of GridFlorida or an alternate combined transmission structure, we cannot predict what effect its creation will have on our future consolidated results of operations, cash flow or financial condition.

WE MAY BE UNABLE TO TAKE ADVANTAGE OF OUR EXISTING TAX CREDITS.

     We derive a portion of our net income from Section 29 tax credits related to the production of non-conventional fuels. Although, we currently plan to monetize a significant amount of those credits, until and unless we successfully do so, our use of these tax credits is dependent on our generating sufficient taxable income against which to use the credits. These credits, and their monetization value, could be impacted by or become unavailable due to actions of the Internal Revenue Service or the U.S. Treasury or changes in law, regulation or administration.

PROBLEMS WITH OPERATIONS COULD CAUSE US TO INCUR SUBSTANTIAL COSTS.

     Each of our subsidiaries is subject to various operational risks, including accidents or equipment breakdown or failure and operations below expected levels of performance or efficiency. As operators of power generation facilities, Tampa Electric and TECO Power Services could incur problems such as the breakdown or failure of power generation equipment, transmission lines, pipelines or other equipment or processes which would result in performance below assumed levels of output or efficiency. Our forecast assumes normal operations and normal maintenance periods for our subsidiaries' facilities.

THE INTERNATIONAL PROJECTS AND OPERATIONS OF TECO POWER SERVICES AND TECO OCEAN SHIPPING ARE SUBJECT TO RISKS THAT COULD RESULT IN LOSSES OR INCREASED COSTS.

     TECO Power Services is involved in several international projects. These projects involve numerous risks that are not present in domestic projects, including expropriation, political instability, currency exchange rate fluctuations, repatriation restrictions, and regulatory and legal uncertainties. Our forecast assumes that TECO Power Services will manage these risks through a variety of risk mitigation measures, including specific contractual provisions, teaming with strong international and local partners, obtaining non-recourse financing and obtaining political risk insurance where appropriate.

     TECO Ocean Shipping is exposed to operational risks in international ports, primarily in the form of its need to obtain suitable labor and equipment to safely discharge its cargoes in a timely manner. Our forecast assumes that TECO Ocean Shipping will manage these risks through a variety of risk mitigation measures, including retaining agents with local knowledge and experience in successfully discharging cargoes and vessels similar to those used.

CHANGES IN THE ENVIRONMENTAL LAWS AND REGULATIONS TO WHICH OUR REGULATED BUSINESSES ARE SUBJECT COULD INCREASE OUR COSTS OR CURTAIL OUR ACTIVITIES.

     Our businesses are subject to regulation by various governmental authorities dealing with air, water and other environmental matters. Changes in compliance requirements or the interpretation by governmental authorities of existing requirements may impose additional costs on us or require us to curtail some of our businesses' activities.

STOCK MARKET RISK

OUR STOCK PRICE HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE.

     The trading price of our common stock recently has been, and may continue to be, volatile. The stock market in general and the market for energy companies in particular have experienced volatility. This volatility may have a significant impact on the market price of our common stock and could result in losses for investors purchasing shares in this offering.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 15,000,000 shares of common stock offered under this prospectus (after deducting underwriting discounts and commissions and estimated offering expenses) will be approximately $
($     million if the underwriters' over-allotment option in this offering is exercised in full). We intend to use those net proceeds to repay short-term indebtedness of TECO Energy or TECO Finance, Inc., our finance subsidiary. Pending such use, we will invest the net proceeds in short-term money market instruments. At September 30, 2002, we had approximately $150 million in short-term indebtedness outstanding and TECO Finance had approximately $76 million in short-term indebtedness outstanding with a weighted average maturity of 23 days and with a weighted average fixed interest rate of 2.3%.

                                 CAPITALIZATION

     The following table summarizes:

     - the historical capitalization of TECO Energy and its consolidated subsidiaries at June 30, 2002 (as shown in the first column below);

     - the capitalization on a pro forma basis reflecting the refunding in July and August of $147.1 million of Hillsborough County Industrial Development Authority (HCIDA) Pollution Control Revenue Bonds issued for the benefit of Tampa Electric Company with the proceeds from the issuance on June 11, 2002 of $147.1 million of Series 2002 HCIDA Pollution Control Revenue Refunding Bonds, the issuance on August 26, 2002 of $150 million of 5.375% Notes due 2007 and $400 million of 6.375% Notes due 2012 by Tampa Electric and the redemption on September 3, 2002 of $150 million of 7 3/8% Reset Put Securities due 2015 of Tampa Electric (as shown in the second column below); and

     - the capitalization on a pro forma as adjusted basis reflecting the issuance and redemption of the notes described in the preceding sentence and as adjusted to reflect the issuance and sale of the 15,000,000 shares of common stock (assuming no exercise of the underwriters' over-allotment option) contemplated by this prospectus and our application of the net proceeds in the manner described in "Use of Proceeds" (as shown in the third column below).

                                                                 JUNE 30, 2002
                                                                  (UNAUDITED)
                                                   -----------------------------------------
                                                       ACTUAL                     PRO FORMA
                                                       AMOUNTS       PRO FORMA   AS ADJUSTED
                                                   ---------------   ---------   -----------
                                                                ($ IN MILLIONS)
Cash and cash equivalents.......................      $  140.1       $  251.2     $
Restricted cash.................................         147.9            1.6
                                                      --------       --------     --------
          Total cash related....................      $  288.0       $  252.8     $
                                                      ========       ========     ========
Short-term debt.................................      $  281.2       $     --     $
Long-term debt due within one year(1)...........         635.4          338.3
Long-term debt, less amount due within one
  year..........................................       2,423.0        2,973.0
Redeemable preferred securities.................         200.0          200.0        200.0
Mandatorily convertible preferred securities....         449.1          449.1        449.1
Common equity, including the effect of unearned
  compensation..................................       2,355.9        2,355.9
                                                      --------       --------     --------
          Total capitalization(2)...............      $6,344.6       $6,316.3     $
                                                      ========       ========     ========

---------------
(1) Includes $200 million in aggregate principal amount of our ROARS Notes which, as described under "PROSPECTUS SUPPLEMENT SUMMARY -- Financing Plan" on page S-4, is required to be either exchanged for new notes valued at $234.1 million or repurchased for cash in that amount.

(2) Does not include guarantees and contingent obligations. See "RISK
    FACTORS -- We have substantial indebtedness, which could adversely affect our financial condition and financial flexibility." on page S-6; and "-- Our financial condition and ability to access capital and pay dividends may be materially adversely affected by further ratings downgrades." on page S-6.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The table below presents selected historical consolidated income statement data, cash flow information and balance sheet data of TECO Energy and its subsidiaries. We derived this information from the audited financial statements for the years ended December 31, 1997 through December 31, 2001 and our unaudited financial statements for the six months ended June 30, 2001 and June 30, 2002. This information is only a summary. You should read it in connection with our historical financial statements and related notes and the "Management's Discussion & Analysis of Financial Condition & Results of Operations," which are incorporated by reference in this document. See "Where You Can Find More Information" on page 15 of the accompanying prospectus.

                                         SIX MONTHS ENDED
                                             JUNE 30,                       YEAR ENDED DECEMBER 31,
                                       --------------------   ----------------------------------------------------
                                         2002        2001       2001       2000       1999       1998       1997
                                       --------    --------   --------   --------   --------   --------   --------
                                                        ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA(1)(2)
Operating revenues...................  $1,560.2    $1,313.0   $2,648.6   $2,294.6   $1,978.3   $1,950.7   $1,858.0
Operating income.....................     191.8       215.4      422.5      413.1      418.9      396.4      409.9
Net income from continuing operations
  (excluding non-recurring
  charges)...........................     161.1       141.6      303.7      250.9      220.5      223.8      216.8
Earnings per share (basic) from
  continuing operations (excluding
  non-recurring charges).............      1.13        1.07   $   2.26   $   1.99   $   1.68   $   1.70   $   1.66
Dividends paid per share.............     0.700       0.680   $  1.370   $  1.330   $  1.285   $  1.225   $  1.165

CASH FLOW INFORMATION
EBITDA(3)............................  $  450.9    $  424.2   $  874.8   $  772.9   $  661.0   $  643.7   $  664.1
Cash interest........................     104.0        97.6      178.1      166.7      116.9       99.3      115.5
Cash flow from investing:
    Capital expenditures.............    (578.8)     (430.3)    (965.9)    (688.4)    (426.1)    (296.1)    (212.6)
    Other capital investments........    (331.3)      (29.7)    (140.1)    (361.4)     (78.8)     (94.8)       2.2
                                       --------    --------   --------   --------   --------   --------   --------
    Total............................    (910.1)     (460.0)  (1,106.0)  (1,049.8)    (504.9)    (390.9)    (210.4)
Cash flow from financing.............     619.4       201.4      613.5      665.6      204.2      (98.2)    (145.7)
Cash flow from operations............     322.4       232.3      502.7      386.3      379.3      495.4      350.8

                                                 AS OF
                                                JUNE 30,                     AS OF DECEMBER 31,
                                                --------    ----------------------------------------------------
                                                  2002        2001       2000       1999       1998       1997
                                                --------    --------   --------   --------   --------   --------
                                                                        ($ IN MILLIONS)
BALANCE SHEET DATA
Total assets..................................  $7,768.5    $6,763.4   $5,734.3   $4,690.1   $4,179.3   $3,960.4
Capitalization:
  Short-term debt.............................     281.2       638.9    1,208.9      813.7      319.0      447.5
  Long-term debt due within one year..........     635.4(4)    788.8      237.3      155.8       36.0       12.7
  Long-term debt, less amount due within one
    year......................................   2,423.0     1,842.5    1,374.6    1,207.8    1,279.6    1,080.2
  Redeemable preferred securities.............     200.0       200.0      200.0         --         --         --
  Mandatorily convertible preferred
    securities................................     449.1          --         --         --         --         --
  Common shareholders' equity excluding the
    effects of unearned compensation..........   2,399.0     2,015.9    1,559.5    1,472.5    1,569.2    1,512.2
Total capitalization(5).......................   6,387.7     5,486.1    4,580.3    3,649.8    3,203.8    3,052.6

---------------
(1) As described in Note J to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, we adopted the Financial Accounting Standards Board's FAS 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Our adoption of FAS 142 resulted in the elimination of the amortization of goodwill for periods beginning January 1, 2002. The following table identifies goodwill amortized in prior periods footnotes continued on following page
    and the estimated impact on our reported net income and earnings per share had amortization of goodwill been excluded from results for those earlier periods.

                                  SIX MONTHS ENDED
                                      JUNE 30,                       YEAR ENDED DECEMBER 31,
                                 -------------------   ----------------------------------------------------
                                   2002       2001       2001       2000       1999       1998       1997
                                 --------   --------   --------   --------   --------   --------   --------
                                                 ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net Income:
  As reported..................  $  161.1   $  141.6   $  303.7   $  250.9   $  186.1   $  206.5   $  201.9
  Add: Goodwill amortized, net
    of income tax..............        --        1.7        3.7        2.4        0.4        0.3        0.3
                                 --------   --------   --------   --------   --------   --------   --------
  Adjusted net income..........  $  161.1   $  143.3   $  307.4   $  253.3   $  186.5   $  206.8   $  202.2
                                 ========   ========   ========   ========   ========   ========   ========
Earnings per share:
  Basic--
  As reported..................  $   1.13   $   1.07   $   2.26   $   1.99   $   1.42   $   1.57   $   1.54
  Add: Goodwill amortized, net
    of income tax..............        --       0.02       0.03       0.02         --         --       0.01
                                 --------   --------   --------   --------   --------   --------   --------
  Adjusted basic earnings per
    share......................  $   1.13   $   1.09   $   2.29   $   2.01   $   1.42   $   1.57   $   1.55
                                 ========   ========   ========   ========   ========   ========   ========
  Diluted--
  As reported..................  $   1.13   $   1.06   $   2.24   $   1.97   $   1.42   $   1.56   $   1.54
  Add: Goodwill amortized, net
    of income tax..............        --       0.01       0.03       0.02         --         --         --
                                 --------   --------   --------   --------   --------   --------   --------
  Adjusted diluted earnings per
    share......................  $   1.13   $   1.07   $   2.27   $   1.99   $   1.42   $   1.56   $   1.54
                                 ========   ========   ========   ========   ========   ========   ========

(2) Because of our announced intention and initiation of our plan to sell the TECO Coalbed Methane business, consistent with the Financial Accounting Standards Board's FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results for TECO Coalbed Methane have been reclassified from continuing operations and will be reflected in discontinued operations. The table below reflects this reclassification which resulted in a reduction of revenues, operating income and net income from continuing operations. There is no impact on net income. Also effective for the quarter ended September 30, 2002, based upon the existing conclusions reached in Emerging Issues Task Force No. 02-03, Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-03), we will present revenues for energy marketing operations on a net basis. As a result of adopting EITF 02-03, previously reported revenues and costs will decrease by $258.3 million and $24.4 million for the six months ended June 30, 2002 and 2001, respectively, and $105.5 million, $28.4 million, $11.1 million, $6.6 million and $3.3 million for the years ended 2001, 2000, 1999, 1998 and 1997, respectively. There is no effect on operating or net income from continuing operations related to this reclassification. Combined results reflecting these classifications are as follows:

                                   SIX MONTHS ENDED
                                       JUNE 30,                       YEAR ENDED DECEMBER 31,
                                  -------------------   ----------------------------------------------------
                                    2002       2001       2001       2000       1999       1998       1997
                                  --------   --------   --------   --------   --------   --------   --------
                                                  ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating revenues..............  $1,284.3   $1,254.5   $2,488.1   $2,223.2   $1,932.6   $1,905.1   $1,809.5
Operating income................     187.0      198.4      398.2      400.5      411.5      386.5      397.6
Net income from continuing
  operations (excluding
  non-recurring charges)........     150.8      123.9      273.8      227.5      198.8      198.9      189.0
Earnings per share (basic) from
  continuing operations
  (excluding non-recurring
  charges)......................      1.06       0.94       2.04       1.80       1.52       1.51       1.45

(3) EBITDA is defined as income before interest, taxes (except Section 29 synthetic fuel related benefits), depreciation and amortization. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

(4) Includes $200 million in aggregate principal amount of our ROARS Notes which, as described under "PROSPECTUS SUPPLEMENT SUMMARY -- Financing Plan" on page S-4, is required to be either exchanged for new notes valued at $234.1 million or repurchased for cash in that amount.

(5) Does not include guarantees and contingent obligations. See "RISK
    FACTORS -- We have substantial indebtedness, which could adversely affect our financial condition and financial flexibility." on page S-6; and "-- Our financial condition and ability to access capital and pay dividends may be materially adversely affected by further ratings downgrades." on page S-6.

                           DIVIDENDS AND PRICE RANGE

     The table below sets forth, for the periods indicated, the high and low sale prices of our common stock on The New York Stock Exchange.

YEAR                                                           HIGH     LOW
----                                                          ------   ------
1997........................................................  $28.19   $22.75
1998........................................................   30.62    24.75
1999........................................................   28.00    18.37
2000........................................................   33.19    17.25
2001........................................................   32.97    24.75
2002 (through October 4)....................................   29.05    14.20

BY QUARTERS                                                          HIGH     LOW
-----------                                                         ------   ------
2000  First Quarter...............................................  $20.62   $17.25
      Second Quarter..............................................   23.12    19.19
      Third Quarter...............................................   28.75    20.19
      Fourth Quarter..............................................   33.19    26.56
2001  First Quarter...............................................  $32.13   $26.10
      Second Quarter..............................................   32.97    28.78
      Third Quarter...............................................   31.65    25.53
      Fourth Quarter..............................................   28.30    24.75
2002  First Quarter...............................................  $28.94   $23.40
      Second Quarter..............................................   29.05    22.33
      Third Quarter...............................................   24.71    14.20
      Fourth Quarter (through October 4)..........................   16.48    14.31

     The last sale price of the common stock on October 4, 2002, as reported on the New York Stock Exchange, was $14.60 per share. As of September 30, 2002, we had approximately 23,252 holders of record.

     The following table sets forth the dividends paid from 1997 through the fourth quarter of 2002. Future dividends will be declared and paid at the discretion of the Board of Directors and will depend on our future earnings, financial condition and other factors.

                                                              COMMON DIVIDENDS
YEAR                                                             PER SHARE
----                                                          ----------------
1997........................................................       $1.165
1998........................................................        1.225
1999........................................................        1.285
2000........................................................        1.330
2001........................................................        1.370
2002 (through October 4)....................................        1.055

                                                                     COMMON DIVIDENDS
BY QUARTERS                                                             PER SHARE
-----------                                                          ----------------
2000  First Quarter...............................................        $0.325
      Second Quarter..............................................         0.335
      Third Quarter...............................................         0.335
      Fourth Quarter..............................................         0.335
2001  First Quarter...............................................        $0.335
      Second Quarter..............................................         0.345
      Third Quarter...............................................         0.345
      Fourth Quarter..............................................         0.345
2002  First Quarter...............................................        $0.345
      Second Quarter..............................................         0.355
      Third Quarter...............................................         0.355

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

                                                              NUMBER OF
NAME                                                            SHARES
----                                                          ----------
Morgan Stanley & Co. Incorporated...........................
UBS Warburg LLC.............................................
Banc of America Securities LLC..............................
Salomon Smith Barney Inc. ..................................
Robert W. Baird & Co. Incorporated .........................
Credit Lyonnais Securities (USA) Inc. ......................
J.P. Morgan Securities Inc. ................................
SG Cowen Securities Corporation.............................
TD Securities (USA) Inc. ...................................
                                                              ----------
Total.......................................................  15,000,000
                                                              ==========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are purchased, other than the shares covered by the underwriters' over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that
represents a concession not in excess of $     a share under the public offering
price. The underwriters and selling group members may allow a discount of $ a share on sales to other brokers and dealers. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representative.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 2,250,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is
exercised in full, the total price to the public would be $          , the total
underwriters' discounts and commissions would be $          and total proceeds
to us would be $          .

     We and our directors and executive officers have agreed that, without the prior written consent of the representative on behalf of the underwriters, we, he or she will not, during the period ending 90 days after the date of this prospectus supplement:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

     - enter into any swap or other arrangement or any transaction that transfers to another, directly or indirectly, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, those directors and executive officers have agreed that, without the prior written consent of the representative on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

     The restrictions described in the preceding paragraph do not apply to:

     - The sale of shares to the underwriters pursuant to the underwriting agreement;

     - transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering; or

     - the grant of options or stock under our stock and incentive plans as in effect at the date hereof.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment opinion or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     In the ordinary course of their business, certain of the underwriters and their respective affiliates have provided, or may in the future provide, financial advisory, investment banking and other financial and banking services, and the extension of credit, to us or our subsidiaries. These underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services.

     We have agreed to indemnify the underwriters against a variety of liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     We have applied for approval of listing of the shares of common stock offered under this prospectus on The New York Stock Exchange.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts will pass upon the validity of the securities offered hereby for us. Ropes & Gray, Boston, Massachusetts will pass upon certain matters for the underwriters.

                               TECO ENERGY, INC.

                DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK,
          STOCK PURCHASE CONTRACTS, STOCK PURCHASE UNITS AND WARRANTS

                            ------------------------

     We plan to offer to the public from time to time:

     - debt securities consisting of debentures, notes or other evidences of indebtedness,

     - preferred stock,

     - common stock,

     - stock purchase contracts,

     - stock purchase units, and

     - warrants or other rights to purchase common stock, preferred stock or debt securities.

     Our common stock trades on the New York Stock Exchange under the symbol
"TE".

     This prospectus provides you with a general description of the securities we may offer. We may offer the securities as separate series, in amounts, prices and on terms determined at the time of the sale. When we offer securities, we will provide a prospectus supplement or a term sheet describing the terms of the specific issue, including the offering price of the securities. YOU SHOULD READ BOTH THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT OR TERM SHEET, TOGETHER WITH THE ADDITIONAL INFORMATION DESCRIBED UNDER THE HEADING "WHERE YOU CAN FIND MORE INFORMATION" BEGINNING ON PAGE 15 OF THIS PROSPECTUS, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

     We will sell the securities to underwriters or dealers, through agents, or directly to investors.

                            ------------------------

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                            ------------------------

                   The date of this prospectus is May 6, 2002

         TECO Energy, Inc.  -  702 North Franklin Street  -  Tampa, Florida
                            33602  -  (813) 228-4111

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    1
Risk Factors................................................    1
Forward-Looking Statements..................................    1
TECO Energy.................................................    2
Ratios of Earnings To Fixed Charges and Preferred Stock
  Dividends.................................................    2
Description of Debt Securities..............................    3
Description of Preferred Stock..............................    8
Description of Common Stock.................................    9
Anti-Takeover Effects of Our Articles of Incorporation and
  Bylaws, Florida Law and Our Rights Plan...................   10
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................   11
Description of Warrants and Other Purchase Rights...........   11
Use of Proceeds.............................................   13
Plan of Distribution........................................   13
Legal Matters...............................................   14
Experts.....................................................   14
Where You Can Find More Information.........................   15

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. The registration statement registered both the securities described in this prospectus as well as other securities issuable by us, TECO Capital Trust III and TECO Funding Company III, LLC. Under the shelf process, we, TECO Capital Trust III, and TECO Funding Company III, LLC may, from time to time, issue and sell to the public any combination of the securities described in the registration statement in one or more offerings up to a total dollar amount of $1,368,906,250.

                                  RISK FACTORS

     In deciding whether to purchase our securities, in addition to the other information contained in this prospectus, you should consider carefully any risk factors we may include, if appropriate, in the applicable prospectus supplement or term sheet. You should also consider the "Investment Considerations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference in this prospectus, as the same may be amended, supplemented or superseded from time to time by our future filings under the Securities Exchange Act of 1934.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any prospectus supplement or term sheet, and the documents we have incorporated by reference may contain forward-looking statements. Such statements relate to future events or our future financial performance. We use words such as "anticipate," "believe," "expect," "intend," "may," "project," "will" or other similar words to identify forward-looking statements.

     Without limiting the foregoing, any statements relating to our

     - anticipated capital expenditures;

     - future cash flows and borrowings;

     - potential future merger opportunities; and

     - sources of funding

are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

     Among the factors that could cause actual results to differ materially are:

     - general economic conditions, particularly those affecting energy sales in our service area;

     - variations in weather conditions affecting energy sales and operating costs;

     - potential competitive changes in the electric and gas industries, particularly in the area of retail competition;

     - federal and state regulatory initiatives that increase competition or costs, threaten investment recovery, or impact rate structure;

     - commodity price changes, including the price of energy affecting our merchant plants;

     - any adverse changes in nonconventional fuel tax credit laws, regulations or administration, or in our ability to generate sufficient taxable income to utilize those credits;

     - a greater decline in gas production levels at TECO Coalbed Methane than are currently projected;

     - our ability to find and successfully implement attractive investments in unregulated businesses;

     - our ability to successfully develop, construct, finance and operate our projects on schedule and within budget;

     - any costs incurred if we must replace NEPCO, an Enron subsidiary, as the construction contractor on our TECO Power Services merchant power projects;

     - the degree to which we are able to successfully develop and operate our diversified businesses, particularly our merchant power plants which have no guaranteed rate of return;

     - interest rates and other factors that could impact our ability to obtain access to sufficient capital on satisfactory terms;

     - restrictive covenants in or changes to the credit ratings on our current or future debt that could increase our financing costs or affect our ability to borrow, make payments on subordinated debt or pay dividends;

     - changes in environmental regulation that may impose additional costs or curtail some of our activities; and

     - adverse economic or political developments in the foreign countries in which our shipping business or TECO Power Services have operations.

     When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus, any prospectus supplement or term sheet and the documents incorporated by reference, including the Investment Considerations included in our filings with the SEC.

                                  TECO ENERGY

     We are an electric and gas utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935, with important unregulated activities. We have a balance of regulated utility companies in the growing Florida market and profitable unregulated companies. Our unregulated businesses include independent power generation and distribution, marine transportation, coal mining, coalbed methane gas production, the marketing of natural gas, energy and engineering services and, indirectly, the sale of propane gas. You can find a more complete description of our business and recent activities in the documents listed under "WHERE YOU CAN FIND MORE INFORMATION." The address of our principal executive office is 702 North Franklin Street, Tampa, Florida 33602, and the telephone number is (813) 228-4111.

       RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. If any series of debt or preferred stock securities should be used to repay our outstanding debt or retire other securities, we will present a pro forma ratio in the applicable prospectus supplement or term sheet if the change in a ratio would be ten percent or greater.

                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                2001       2000       1999       1998       1997
                                                              --------   --------   --------   --------   --------
Ratio of Earnings to Fixed Charges..........................   2.60x      2.51x     3.22x(1)   3.64x(2)   3.74x(3)
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................   2.60x      2.51x     3.22x(1)   3.64x(2)   3.74x(3)

---------------
For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investees and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1) Includes the effect of other non-recurring pretax items totaling $21.0 million recorded at Tampa Electric Company, TECO Investments, Inc. and TECO Energy. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.58x for the year ended December 31, 1999.

(2) Includes the effect of other non-operating pretax items totaling $30.5 million associated with write-offs at TECO Coal Corporation and Tampa Electric, and $0.6 million pretax of merger-related costs. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.93x for the year ended December 31, 1998.

(3) Includes a $2.6-million pretax charge for all transactions associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.76x for the year ended December 31, 1997.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be unsecured and, unless indicated otherwise in the applicable prospectus supplement or term sheet, will rank on parity with all our other unsecured and unsubordinated indebtedness. We will issue debt securities in one or more series under an indenture dated as of August 17, 1998 between us and The Bank of New York, as trustee. We filed the indenture as an exhibit to the registration statement on Form S-3 dated August 24, 1998. The following description of the terms of the debt securities summarizes only the material terms of the debt securities. The description is not complete, and we refer you to the indenture, which we incorporate by reference.

GENERAL

     The indenture does not limit the aggregate principal amount of the debt securities or of any particular series of debt securities that we may issue under it. We are not required to issue debt securities of any series at the same time nor must the debt securities within any series bear interest at the same rate or mature on the same date.

     Each time that we issue a new series of debt securities, the prospectus supplement or term sheet relating to that new series will describe the particular amount, price and other terms of those debt securities. These terms may include:

     - the title of the debt securities;

     - any limit on the total principal amount of the debt securities;

     - the date or dates on which the principal of the debt securities will be payable or the method by which such date or dates will be determined;

     - the rate or rates at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined, and the date or dates from which any such interest will accrue;

     - the date or dates on which any such interest will be payable and the record dates, if any, for any such interest payments;

     - if applicable, whether we may extend the interest payment periods and, if so, the permitted duration of any such extensions;

     - the place or places where the principal of and interest on the debt securities will be payable;

     - any obligation we may have to redeem or purchase the debt securities pursuant to any sinking fund, purchase fund or analogous provision or at the option of the holder and the terms and conditions on which the debt securities may be redeemed or purchased pursuant to an obligation;

     - the denominations in which we will issue the debt securities, if other than denominations of $1,000;

     - the terms and conditions, if any, on which we may redeem the debt securities;

     - the currency, currencies or currency units in which we will pay the principal of and any premium and interest on the debt securities, if other than U.S. dollars, and the manner of determining the equivalent in U.S. dollars;

     - whether we will issue any debt securities in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security and any provisions regarding the transfer, exchange or legending of any such global security if different from those described below under the caption "Global Securities";

     - any addition to, change in or deletion from the events of default or covenants described in this prospectus with respect to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of the debt securities due and payable;

     - any index or formula used to determine the amount of principal of or any premium or interest on the debt securities and the manner of determining any such amounts;

     - any terms relating to the conversion of the debt security into our common stock, preferred stock or other security issuable by us;

     - any subordination of the debt securities to any of our other indebtedness; and

     - other material terms of the debt securities.

     Unless the prospectus supplement or term sheet relating to the issuance of a series of debt securities indicates otherwise, the debt securities will have the following characteristics:

     We will issue debt securities only in fully registered form, without coupons and, generally, in denominations of $1,000 or multiples of $1,000. We will not charge a service fee for the registration, transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with registration, transfer or exchange.

     The principal of, and any premium and interest on, any debt securities will be payable at the corporate trust office of The Bank of New York in New York, New York. Debt securities will be exchangeable and transfers thereof will be registrable at this corporate trust office. Payment of any interest due on any debt security will be made to the person in whose name the debt security is registered at the close of business on the regular record date for interest.

     We will have the right to redeem the debt securities only upon written notice mailed between 30 and 60 days prior to the redemption date.

     If we plan to redeem the debt securities, before the redemption occurs, we are not required to:

     - issue, register the transfer of, or exchange any debt security of that series during the period beginning 15 days before we mail the notice of redemption and ending on the day we mail the notice; or

     - after we mail the notice of redemption, register the transfer of or exchange any debt security selected for redemption, except, if we are only redeeming a part of a debt security, we are required to register the transfer of or exchange the unredeemed portion of the debt security if the holder so requests.

     We may offer and sell debt securities at a substantial discount below their principal amount. We will describe any applicable special federal income tax and other considerations, if any, in the relevant prospectus supplement or term sheet. We may also describe certain special federal income tax or other considerations, if any, applicable to any debt securities that are denominated in a currency or currency unit other than U.S. dollars in the relevant prospectus supplement or term sheet.

     The debt securities do not provide special protection in the event we are involved in a highly leveraged transaction.

     The debt securities are obligations exclusively of TECO Energy, Inc., which, as a holding company, has no material assets other than its ownership of the common stock of its subsidiaries, including Tampa Electric Company. We will rely entirely upon distributions from our subsidiaries to meet the payment obligations under the debt securities. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the debt securities or otherwise to make any funds available to us including the payment of dividends or other distributions or the extension of loans or advances. Furthermore, the ability of our subsidiaries to make any payments to us would be dependent upon the terms of any credit facilities of the subsidiaries and upon the subsidiaries' earnings, which are subject to various business risks. In a bankruptcy or insolvency proceeding, claims of holders of the debt securities would be satisfied solely from our equity interests in our subsidiaries remaining after the satisfaction of claims of creditors of the subsidiaries. Accordingly, the debt securities are effectively subordinated to existing and future liabilities of our subsidiaries to their respective creditors.

GLOBAL SECURITIES

     If we decide to issue debt securities in the form of one or more global securities, then we will register the global securities in the name of the depositary for the global securities or the nominee of the depositary and the global securities will be delivered by the trustee to the depositary for credit to the accounts of the holders of beneficial interests in the debt securities.

     The prospectus supplement or term sheet will describe the specific terms of the depositary arrangement for debt securities of a series that are issued in global form. None of our company, the trustee, any payment agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

CONSOLIDATION, MERGER, ETC.

     We will not consolidate or merge with or into any other corporation or other organization, or sell, convey or transfer all or substantially all of our assets to any individual or organization, unless:

     - the successor is an individual or organization organized under the laws of the United States or any state thereof or the District of Columbia or, upon the effectiveness of the currently proposed amendment to the indenture, under the laws of a foreign jurisdiction and such successor consents to the jurisdiction of the courts of the United States or any state thereof;

     - the successor or transferee expressly assumes our obligations under the indenture; and

     - the consolidation, merger, sale or transfer does not cause the occurrence of a default under the indenture.

     Upon the assumption by the successor of our obligations under the indenture and the debt securities issued thereunder, and the satisfaction of any other conditions required by the indenture, the successor will succeed to and be substituted for us under the indenture.

MODIFICATION OF THE INDENTURE

     The indenture provides that we or the trustee may modify or amend its terms with the consent of (i) the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each affected series and
(ii) 66 2/3% in aggregate principal amount of the outstanding debt securities of all affected series. However, without the consent of each holder of all of the outstanding debt securities affected by that modification, we may not:

     - change the date stated on the debt security on which any payment of principal or interest is stated to be due;

     - reduce the principal amount or any premium or interest on, any debt security, including in the case of a discounted debt security, the amount payable upon acceleration of the maturity thereof;

     - change the place of payment or currency of payment of principal of, or premium, if any, or interest on, any debt security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security after the stated maturity (or, in the case of redemption, on or after the redemption date); or

     - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture, for waiver of compliance with some provisions of the indenture or for waiver of some defaults.

     Under limited circumstances and only upon the fulfillment of conditions, we and the trustee may make modifications and amendments of the indenture without the consent of any holders of the debt securities.

     The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to that series except:

     - a default in the payment of principal of, or any premium or interest on, any debt security of that series;

     - in respect of a covenant or provision under the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of the affected series.

EVENTS OF DEFAULT

     An event of default with respect to debt securities of any series issued under the indenture is any one of the following events (unless inapplicable to the particular series, specifically modified or deleted as a term of such series or otherwise modified or deleted in an indenture supplemental to the indenture):

     - we fail to pay any interest on any debt security of that series when due, and such failure has continued for 30 days;

     - we fail to pay principal of or premium, if any, on any debt security of that series when due;

     - we fail to deposit any sinking fund payment in respect of any debt security of that series when due, and such failure has continued for 30 days;

     - we fail to perform any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), and such failure has continued for 90 days after we receive written notice as provided in the indenture;

     - events of bankruptcy, insolvency or reorganization; and

     - any other event defined as an event of default with respect to debt securities of a particular series.

     If an event of default with respect to any series of debt securities occurs and is continuing, the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if any debt securities of that series are discounted debt securities, a portion of the principal amount that the terms of the series may specify) of all debt securities of that series to be immediately due and payable. Under some circumstances, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul that declaration and its consequences. The prospectus supplement or term sheet relating to any series of debt securities which are discounted debt securities will specify the particular provisions relating to acceleration of a portion of the principal amount of the discounted debt securities upon the occurrence of an event of default and the continuation of the event of default.

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to such provisions for security and indemnification of the trustee and other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

     The holder of any debt security will have an absolute and unconditional right to receive payment of the principal of and any premium and, subject to limitations specified in the indenture, interest on such debt security on its stated maturity date (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any of these payments.

     We must furnish to the trustee an annual statement that to the best of our knowledge we are not in default in the performance and observance of any terms, provisions or conditions of the indenture or, if there has been such a default, specifying each default and its status.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     We will have satisfied and discharged the indenture and it will cease to be in effect (except as to our obligations to compensate, reimburse and indemnify the trustee pursuant to the indenture and some other obligations) when we deposit or cause to be deposited with the trustee, in trust, an amount sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit (or to the stated maturity date or earlier redemption date for debt securities that have been called for redemption).

DEFEASANCE OF DEBT SECURITIES

     Unless otherwise provided in the prospectus supplement or term sheet for a series of debt securities, we may cause ourself (subject to the terms of the indenture) to be discharged from any and all obligations with respect to any debt securities or series of debt securities (except for certain obligations to register the transfer or exchange of such debt securities, to replace such debt securities if stolen, lost or mutilated, to maintain paying agencies and to hold money for payment in trust) on and after the date the conditions set forth in the indenture are satisfied. Such conditions include the deposit with the trustee, in trust for such purpose, of money and/or U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the stated maturity date of such payments or upon redemption, as the case may be, in accordance with the terms of the indenture and such debt securities.

     Under current Federal income tax law, the defeasance of the debt securities would be treated as a taxable exchange of the relevant debt securities in which holders of debt securities would recognize gain or loss. In addition, thereafter, the amount, timing and character of amounts that holders would be required to include in income might be different from that which would be includable in the absence of such defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than the Federal income tax law.

THE TRUSTEE

     The trustee is The Bank of New York, which maintains banking relationships with us in the ordinary course of business and serves as trustee under other indentures with us and some of our affiliates.

GOVERNING LAW

     The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                         DESCRIPTION OF PREFERRED STOCK

     We currently have authorized 10,000,000 shares of undesignated preferred stock, $1.00 par value per share, none of which were issued and outstanding as of the date of this prospectus. Under Florida law and our charter, our board is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval.

     Subject to limitations prescribed by Florida law and our charter and by-laws, our board can determine the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include provisions as may be desired concerning voting, redemption, dividends, dissolution, or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board or an authorized committee of the board.

     Our board is authorized to determine the voting rights of any series of preferred stock, subject to the following restrictions in our charter:

     - holders of shares of our preferred stock are not entitled to more than the lesser of (i) one vote per $100 of liquidation value and (ii) one vote per share, when voting as a class with the holders of shares of our common stock; and

     - holders of shares of our preferred stock are not entitled to vote on any matter separately as a class, other than (i) as required by Florida law, or (ii) as specified in the terms of the preferred stock, if the matter to be voted upon would affect the powers, preferences or special rights of the series or with respect to the election of directors in the event of our failure to pay dividends on the series.

     If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the charter amendment establishing the terms of the preferred stock with the SEC. This description will include:

     - the title and stated value;

     - the number of shares offered, the liquidation preference per share and the purchase price;

     - the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for dividends;

     - whether dividends will be cumulative, partially cumulative or non-cumulative and, if cumulative or partially cumulative, the date from which the dividends will accumulate;

     - the procedures for any auction or remarketing, if any;

     - the provisions for a sinking fund, if any;

     - the provisions for redemption, if applicable;

     - any listing of the preferred stock on any securities exchange or market;

     - whether the preferred stock will be convertible into any series of our common stock, and, if applicable, the conversion price (or how it will be calculated) and exchange period;

     - voting rights, if any, of the preferred stock;

     - whether interests in the preferred stock will be represented by depositary shares;

     - a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;

     - the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

     - any limitations on issuance of any class or series of preferred stock ranking senior to or on parity with the series of preferred stock as to dividend rights and rights upon our liquidation, dissolution or winding up;

     - any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

     The preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank as follows:

     - senior to all classes or series of our common stock, and to all equity securities issued by us, the terms of which specifically provide that they rank junior to the preferred stock with respect to those rights;

     - on a parity with all equity securities we issue that do not rank senior or junior to the preferred stock with respect to those rights; and

     - junior to all equity securities we issue, the terms of which do not specifically provide that they rank on a parity with or junior to the preferred stock with respect to these rights.

     As used for these purposes, the term "equity securities" does not include convertible debt securities.

                          DESCRIPTION OF COMMON STOCK

     Our authorized common stock consists of 400,000,000 shares, $1.00 par value per share. At April 1, 2002, there were 139,831,589 shares of common stock issued and outstanding. The approximate number of shareholders of record of our common stock as of April 1, 2002 was 23,053.

     Each share of our common stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of preferred stock, are entitled to receive any dividends, in cash, securities or property, as our board may declare. We may not pay cash dividends on our common stock at any time when we have deferred interest payments on our 8.50% Junior Subordinated Notes Due 2041 issued in connection with the issuance of the 8.50% Trust Preferred Securities of TECO Capital Trust I or our 5.11% Junior Subordinated Notes Due January 15, 2007 issued in connection with the issuance of the 5.11% Trust Preferred Securities of TECO Capital Trust II issued as part of our 9.50% Equity Security Units.

     In the event of our liquidation, dissolution or winding up, either voluntary or involuntary, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro-rata in all of our remaining assets available for distribution.

     The common stock issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     EquiServe, L.P. is the transfer agent and registrar for our common stock. Its phone number is 800-650-9222.

           ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND
                    BYLAWS, FLORIDA LAW AND OUR RIGHTS PLAN

REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

     Our Articles require the vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes and series entitled to vote generally in the election of directors for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalizations and liquidations, involving us or our subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns more than 10% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in an election of directors), unless such business combination has been approved by a majority of disinterested directors, or the fair market value and other procedural requirements of our Articles are met.

ELECTION AND REMOVAL OF DIRECTORS

     Our board of directors is divided into three classes. The directors in each class serve for a three year term, one class being elected each year by our stockholders. A vote of a majority of the board or 80% of the combined voting power of the then outstanding shares of stock, voting together as a single class, is required to remove a director, with or without cause. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors. Under the terms of our bylaws and Articles, these provisions cannot be changed without a supermajority vote of our stockholders.

UNDER FLORIDA LAW

     Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The "Control Share Acquisitions" section of the Florida Business Corporation Act, or FBCA, generally provides that shares acquired in excess of certain specified thresholds, beginning at 20% of a corporation's outstanding voting shares, will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders. We have provided in our bylaws that the Control Share Acquisition Act shall not apply to us.

     The "Affiliated Transactions" section of the FBCA generally requires majority approval by disinterested directors or supermajority approval of disinterested shareholders of certain specified transactions (such as a merger, consolidation, sale of assets, issuance or transfer of shares or reclassifications of securities) between a corporation and a holder of more than 10% of the outstanding shares of the corporation, or any affiliate of such shareholder.

RIGHTS PLAN

     We have a shareholder rights plan. Under the plan, each outstanding share of our common stock carries with it a right, currently unexercisable, that if triggered permits the holder to purchase large amounts of our or any successor entity's securities at a discount and/or trade those purchase rights separately from the common stock. The rights are triggered when a person acquires, or makes a tender or exchange offer to acquire, 10% of our common stock. The plan, however, prohibits the 10%-acquiror, or its affiliates, from exercising our shares' purchase rights. As a result the acquiror's interest in TECO Energy is substantially diluted. The rights expire in May 2009, subject to extension. We may also redeem the rights at a nominal price per right until 10 business days after a triggering event.

     These and other provisions of our Articles, bylaws and rights plan could discourage potential acquisition proposals and could delay or prevent a change in control.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates (which we refer to as stock purchase contracts). The price per share of common stock or preferred stock and the number of shares of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred stock, trust preferred securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the common stock or preferred stock under the stock purchase contracts (which we refer to as stock purchase units). The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder's obligation under the original stock purchase contract.

     The applicable prospectus supplement will describe the material terms of the stock purchase contracts or stock purchase units and, if applicable, prepaid securities. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

               DESCRIPTION OF WARRANTS AND OTHER PURCHASE RIGHTS

GENERAL

     We may issue warrants and/or other rights to purchase debt securities (which we refer to as debt warrants), preferred stock (which we refer to as preferred stock warrants) or common stock (which we refer to as common stock warrants). We may issue any of these warrants or purchase rights (which we refer to generally as warrants) independently or together with other securities offered by this prospectus and attached to or separate from the other securities. If we issue warrants, we will issue them under warrant agreements between us and a bank or trust company, as agent, all of which will be described in the prospectus supplement relating to the warrants we are offering.

DEBT WARRANTS

     We will describe the terms of debt warrants offered in the applicable prospectus supplement, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

     - the title;

     - the aggregate number offered;

     - their issue price or prices;

     - the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise, and the procedures and conditions relating to exercise;

     - the designation and terms of any related debt securities and the number of debt warrants issued with each security;

     - if applicable, the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise, and the price at which that principal amount of debt securities may be purchased upon exercise;

     - the commencement and expiration dates of the right to exercise;

     - the maximum or minimum number which may be exercised at any time;

     - if applicable, a discussion of the material United States income tax considerations applicable to exercise;

     - and any other terms, including terms, procedures and limitations relating to exercise.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before exercising their debt warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments of principal of, premium, if any, or interest, if any, on the securities purchasable upon exercise.

OTHER WARRANTS

     The applicable prospectus supplement will describe the following terms of preferred stock warrants or common stock warrants offered under this prospectus:

     - the title;

     - the securities issuable upon exercise;

     - the issue price or prices;

     - the number of warrants issued with each share of preferred stock or common stock;

     - any provisions for adjustment of (i) the number or amount of shares of preferred stock or common stock issuable upon exercise of the warrants or
       (ii) the exercise price;

     - if applicable, the date on and after which the warrants and the related preferred stock or common stock will be separately transferable;

     - if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

     - the commencement and expiration dates of the right to exercise;

     - the maximum and minimum number that may be exercised at any time; and

     - any other terms, including terms, procedures, and limitations relating to exchange or exercise.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder to purchase for cash the principal amount of debt securities or shares of preferred stock or common stock at the applicable exercise price set forth in, or determined as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

     Warrants may be exercised by delivering to the corporate trust office of the warrant agent or any other officer indicated in the applicable prospectus supplement (a) the warrant certificate properly completed and duly executed and
(b) payment of the amount due upon exercise. As soon as practicable following exercise, we will forward the debt securities or shares of preferred stock or common stock purchasable upon exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

                                USE OF PROCEEDS

     We intend to add the net proceeds from the sale of the securities to our general funds to be used for general corporate purposes, which may include investment in subsidiaries, working capital, capital expenditures, repayment of debt and other business opportunities.

                              PLAN OF DISTRIBUTION

     We may sell the securities through one or more of the following ways:

     - directly to purchasers;

     - to or through one or more underwriters or dealers; or

     - through agents.

     A prospectus supplement or term sheet with respect to a particular series of securities will set forth the terms of the offering of those securities, including the following:

     - name or names of any underwriters, dealers or agents;

     - the purchase price of such securities and our proceeds from the sale;

     - underwriting discounts and commissions; and

     - any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account and they may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriting syndicates represented by one or more managing underwriters or one or more independent firms acting as underwriters may offer the securities to the public. In connection with the sale of securities, we may compensate the underwriters in the form of underwriting discounts or commissions. The purchasers of the securities for whom the underwriters may act as agent may also pay them commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Unless otherwise set forth in the applicable prospectus supplement or term sheet, the obligations of any underwriters to purchase the securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased.

     If we use dealers in the sale of the securities, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The applicable prospectus supplement or term sheet will name any dealer, who may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, involved in the offer or sale of securities, and set forth any commissions or discounts we grant to the dealer.

     If we use agents in the sales of the securities, the agents may solicit offers to purchase the securities from time to time. Any such agent, who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the securities will be named, and any commissions payable by us to such agent set forth, in the applicable prospectus supplement or term sheet. Any agent will be acting on a reasonable effort basis for the period of its appointment or, if indicated in the applicable prospectus supplement or term sheet, on a firm commitment basis.

     We may also sell securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to resales. The terms of those sales would be described in the prospectus supplement or term sheet.

     If the prospectus supplement or term sheet so indicates, we will authorize agents, underwriters or dealers to solicit offers from institutions to purchase securities from us at the public offering price set forth
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in the prospectus supplement or term sheet pursuant to stock purchase or delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement or term sheet, and the prospectus supplement or term sheet will set forth the commission payable for solicitation of the contracts.

     We may engage in at the market offerings of our common stock. An "at the market" offering is an offering of our common stock at other than a fixed price on or through the facilities of the NYSE. Under Rule 415(a)(4) of the Securities Act, the total value of at the market offerings made under this prospectus may not exceed 10% of the aggregate market value of our common stock held by non-affiliates on a date within 60 days prior to filing the registration statement containing this prospectus. Accordingly, we may not sell under this prospectus more than approximately $359,708,910 of our common stock in at the market offerings. Any underwriter that we engage for an at the market offering will be named in a post-effective amendment to the registration statement containing this prospectus. Additional details of our arrangement with the underwriter, including commissions or fees paid by us and whether the underwriter is acting as principal or agent, will be described in the related prospectus supplement.

     Agents, dealers and underwriters may be entitled under agreements with us to indemnification against some civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with, or perform services for, us or our subsidiaries for customary compensation.

     If indicated in the applicable prospectus supplement or term sheet, one or more firms may offer and sell securities in connection with a remarketing upon their purchase, in accordance with their terms, acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us will be described in the applicable prospectus supplement or term sheet. We may be obligated to indemnify the remarketing firm against some liabilities, including liabilities under the Securities Act, and the remarketing firm may engage in transactions with or perform services for us or our subsidiaries for customary compensation.

     Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

     Any securities, other than our common stock, will be a new issue of securities with no established trading market. We cannot assure you that there will be a market for the securities of any particular security, or that if a market does develop, that it will continue to provide holders of those securities with liquidity for their investment or will continue for the duration the securities are outstanding.

     The prospectus supplement or term sheet relating to each offering will set forth the anticipated date of delivery of the securities.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts will pass upon the validity of the securities for us.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of TECO Energy for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.
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                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.tecoenergy.com. Our website is not part of this prospectus.

     We filed a registration statement on Form S-3 with the SEC covering the securities. For further information on us and the securities, you should refer to the registration statement and its exhibits. This prospectus discusses material provisions of our indenture dated August 17, 1998 entered into with The Bank of New York as trustee. Because the prospectus may not contain all the information that you may find important, you should review the full text of the indenture and other documents we have incorporated by reference into the registration statement.

     The SEC allows us to "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold:

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

     - the description of our common stock contained in our Registration Statement on Form 8-B, filed on July 13, 1981 (File No. 1-8180), including any amendment or reports filed for the purpose of updating such description; and

     - our Current Reports on Form 8-K filed April 22, 2002, January 24, 2002, January 15, 2002, January 11, 2002 and January 9, 2002.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                         Director of Investor Relations
                               TECO Energy, Inc.
                           702 North Franklin Street
                              Tampa, Florida 33602
                                 (813) 228-4111

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or term sheet. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or term sheet is accurate as of any date other than the date on the front of these documents.

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